

VIA FACSIMILE AND U.S. MAIL

July 18, 2007

Mr. Gerhard J. Neumaier
President
Ecology and Environment, Inc.
368 Pleasant View Drive
Lancaster, NY 14086

      RE: **Form 10-K for Fiscal Year Ended July 31, 2006**
                Forms 10-Q for Fiscal Quarters Ended October 28, 2006,
                January 27, 2007 and April 28, 2007
                File No. 1-9065

Dear Mr. Neumaier:

We have reviewed your letter dated June 12, 2007 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

<u>Form 10-Q for the Quarterly Period Ended April 28, 2007</u>

<u>Item 4. Controls and Procedures</u>

1. Please confirm that the evaluation of your disclosure controls and procedures was done as of April 28, 2007 instead of July 31, 2005. Please also confirm that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were effective as of April 28, 2007 instead of July 31, 2006. Please also remove your statements regarding management, with the participation of your chief executive officer and chief financial officer, necessarily applying judgment in evaluating the cost-benefit relationship of possible controls and procedures as a consideration in evaluating whether your disclosure controls and procedures were effective. In addition, in your response to prior comment four, you indicated that you identified a significant deficiency for which you took remedial action. In future filings, please address your

assessment of disclosure controls and procedures as it relates to your significant deficiency and any remediation actions taken. Given the remedial action taken, you should also address whether there were any significant changes in internal control over financial reporting during the periods covered by the report.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or the undersigned at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief